Exhibit 99.2

CNOVA N.V.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice for the EGM

Notice is hereby given of an extraordinary general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Thursday, October 27, 2016, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands (the “EGM”).

Agenda for the EGM

The agenda for the EGM, as proposed by the Company’s Board of Directors (the “Board”), is as follows:

1.              Opening of the EGM

2.              Reduction of the Company’s issued share capital through cancellation of special voting shares in the capital of the Company (voting item)

3.              Approval pursuant to section 2:107a of the Dutch Civil Code and article 15.11 of the Company’s articles of association in relation to the proposed reorganization (voting item)

4.              Subject to Mr. Estermann’s resignation becoming effective, release from liability of Mr. Estermann with respect to the performance of his duties (voting item)

5.              First amendment to the Company’s articles of association (voting item)

6.              Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the first amendment to the Company’s articles of association (voting item)

7.              Reallocation of reserves (voting item)

8.              Distribution from the Company’s special distribution reserve (voting item)

9.              Reduction of the Company’s issued share capital through cancellation of all special distribution shares in the capital of the Company (voting item)

10.       Second amendment to the Company’s articles of association (voting item)

11.       Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the second amendment to the Company’s articles of association (voting item)

12.       Questions

13.       Closing

Availability of EGM Materials

Copies of (i) this notice, (ii) the shareholder’s circular (including a preliminary copy of the transaction statement under Section 13(e) of the U.S. Securities Exchange Act of 1934) prepared by the Board in connection with the agenda for the EGM, (iii) the draft first amendment to the Company’s articles of association (including unofficial English translation) and the explanatory tryptic prepared in relation thereto, (iv) the draft second amendment to the Company’s articles of association (including unofficial English translation) and (v) templates of the applicable proxy forms and proxy cards (the “EGM Materials”) are available on the Company’s website (www.cnova.com) (the “Website”). The relevant EGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will, together with the preliminary copy of transaction statement under Section 13(e) of the U.S. Securities Exchange Act of 1934, be available on the SEC’s website (www.sec.gov).

Copies of the draft first amendment to the Company’s articles of association (including unofficial English translation) and the draft second amendment to the Company’s articles of association (including unofficial English translation) are available for inspection by the Company’s shareholders (the “Shareholders”) and others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) at the Company’s office address (WTC Schiphol Airport Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, the Netherlands) (the “Office Address”). Shareholders and Others with Meeting Rights may obtain copies of these documents free of charge.

The Company will ensure that the relevant EGM Materials are also disseminated, as appropriate, to the U.S. beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee (“US Shareholders”) and French beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee through Euroclear France (“French Shareholders”) (in each case through Cede & Co., as nominee for the Depository Trust Company). For French Shareholders, Euroclear France will contact the financial intermediary keeping their share account in order for them to obtain the relevant EGM Materials from BNP Paribas, who will centralize the process for the French Shareholders.

Record date

Those who are the Shareholders and Others with Meeting Rights on September 29, 2016 (the “Record Date”) and who are registered as such in the Company’s shareholders register (or any part thereof held on the Company’s behalf) (the “Register”) will have the right to attend and, if they have voting rights, vote at the EGM.

Record Date Registration

Shareholders and Others with Meeting Rights who are not yet registered in the Register may request their registration in the Register up to and including the Record Date by means of a written request sent either to the Office Address, to the attention of the Board, or by e-mail to investor@cnova.com.

Participation in the EGM

Those who are Shareholders and Others with Meeting Rights on the Record Date and who are registered as such in the Register may either attend the EGM and, if relevant, vote at the EGM in person, or authorize a third party to attend and, if relevant, vote at the EGM on their behalf through the use of a proxy form, of which a template has been made available on the Website as part of the EGM Materials.

US Shareholders and French Shareholders may not vote the ordinary shares beneficially owned by them in person at the EGM, unless first having obtained (where appropriate, through the relevant bank, broker or other nominee) a signed proxy from the relevant Shareholder who is registered as the holder of such ordinary shares in the Register on the Record Date, giving the beneficial owner concerned the right to vote the relevant ordinary shares.

US Shareholders and French Shareholders (through BNP Paribas) who wish to vote their shares through the use of a proxy form will direct the designated proxy holders to vote on their behalf.

Proxy cards and proxy forms must be completed in accordance with the instructions set forth in the templates thereof and must be returned no later than October 24, 2016 (the “Cut-off Date”). Proxy cards and proxy forms received after the Cut-off Date may be disregarded.

Shareholders and Others with Meeting Rights who wish to exercise their meeting rights and, if relevant, voting rights at the EGM in person must notify the Company thereof no later than on the Cut-off Date, either in writing (such notice to be sent to the Office Address, to the attention of the Board), or by sending an e-mail to investor@cnova.com. The aforesaid is applicable to US Shareholders and French Shareholders wishing to attend the EGM in person, provided that such US Shareholders and French Shareholders must obtain and provide a current brokerage statement or other proof of ownership in order to attend and vote at the EGM.

The Board of Directors

September 15, 2016